UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 0-29350

Vasogen Inc.

(Translation of registrant’s name into English)

4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, L4Z 1S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

The Consolidated Financial Statements and Notes to Consolidated Financial Statements for the year ended November 30, 2008, together with Report of Independent Registered Public Accounting Firm thereon, are attached hereto as Exhibit 99.1 and incorporated by reference into this report, the Management’s Responsibility for Consolidated Financial Statements are attached hereto as Exhibit 99.2 and incorporated by reference into this report, and the Management's Discussion and Analysis for the year ended November 30, 2008, are attached hereto as Exhibit 99.3 and incorporated by reference into this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASOGEN INC.

By:	/s/ Graham Neil
Name:	Graham Neil
Title:	Vice-President, Finance and
Chief Financial Officer

Date:  February 27, 2009

EXHIBIT LIST

Exhibit	Description

99.1	Consolidated Financial Statements and Notes to Consolidated Financial Statements for the year ended November 30, 2008, together with Report of Independent Registered Public Accounting Firm thereon
99.2	Management's Responsibility for Consolidated Financial Statements
99.3	Management's Discussion and Analysis for the period ended November 30, 2009